UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for September 30, 2013

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's home country), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _____ No __X__
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.

Enclosures: Dealings in securities by a director of Sasol Limited and directors of major subsidiaries of Sasol


Sasol Limited
Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:     JSE: SOL	 NYSE: SSL
Sasol Ordinary ISIN codes:      ZAE000006896  US8038663006
Sasol BEE Ordinary Share code:  JSE: SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
("Sasol" or "the Company")

DEALINGS IN SECURITIES BY DIRECTORS OF MAJOR SUBSIDIARIES OF
SASOL

In compliance with paragraph 3.63 - 3.66 of the JSE Limited
Listings Requirements, we hereby announce the following transactions in securities of Sasol by directors of major subsidiaries of Sasol:

Director
A de Klerk
Subsidiary
Sasol Synfuels (Pty)Ltd
Date transaction effected
10 September 2013
Number of shares
10 000
Class of shares
Ordinary no par value
Nature of transaction
Sale of shares on-market
Selling price per share
Total value of sale
transaction
R488,59
R4 885 900,00
Nature and extent of
director's interest

Direct beneficial
Clearance given in terms of
paragraph 3.66

Yes

Director
M Sieberhagen
Subsidiaries
Sasol Synfuels (Pty) Ltd
Date transaction effected
11 September 2013
Option offer date
15 September 2005
Option offer price
R218,00
Exercise date
11 September 2013
Exercise price
R480,18
Number of shares
11 000
Class of shares
Ordinary no par value
Nature of transaction
Sale of shares on-market pursuant to
implementation of options
Selling price per share
R479,77
Total value of sale
transaction
R5 277 470,00
Nature and extent of
director's interest
Direct beneficial
Clearance given in terms of
paragraph 3.66

Yes

Director
M Sieberhagen
Subsidiaries
Sasol Synfuels (Pty) Ltd
Date transaction effected
11 September 2013
Option offer date
14 September 2006
Option offer price
R232,38
Exercise date
11 September 2013
Exercise price
R480,18
Number of shares
7 100
Class of shares
Ordinary no par value
Nature of transaction
Sale of shares on-market pursuant to
implementation of options
Selling price per share
R479,77
Total value of sale
transaction
R3 406 367,00
Nature and extent of
director's interest
Direct beneficial
Clearance given in terms of
paragraph 3.66

Yes

Director
M Radebe
Subsidiaries
Sasol Oil (Pty) Ltd
Date transaction effected
11 September 2013
Option offer date
15 September 2005
Option offer price
R218,00
Exercise date
04 December 2008
Exercise price
R267,50
Number of shares
3 100
Class of shares
Ordinary no par value
Nature of transaction
Sale of shares on-market pursuant to
implementation of options
Selling price per share
R481,82
Total value of sale
transaction
R1 493 642,00
Nature and extent of
director's interest
Direct beneficial
Clearance given in terms of
paragraph 3.66

Yes

Director
M Radebe
Subsidiaries
Sasol Oil (Pty) Ltd
Date transaction effected
11 September 2013
Option offer date
14 September 2006
Option offer price
R232,38
Exercise date
04 December 2008
Exercise price
R267,50
Number of shares exercised
1 900
Exercise date
11 September 2013
Exercise price
R480,18
Number of shares exercised
1 900
Number of shares
3 800
Class of shares
Ordinary no par value
Nature of transaction
Sale of shares on-market pursuant to
implementation of options
Selling price per share
R481,82
Total value of sale
transaction
R1 830 916,00
Nature and extent of
director's interest
Direct beneficial
Clearance given in terms of
paragraph 3.66

Yes


12 September 2013
Johannesburg

Sponsor: Deutsche Securities (SA) Proprietary Limited


Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:     JSE: SOL	 NYSE: SSL
Sasol Ordinary ISIN codes:      ZAE000006896  US8038663006
Sasol BEE Ordinary Share code:  JSE: SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
("Sasol" or "the Company")

DEALINGS IN SECURITIES BY A DIRECTOR OF SASOL AND A DIRECTOR OF A
MAJOR SUBSIDIARY OF SASOL

In compliance with paragraph 3.63 - 3.66 of the JSE Limited
Listings Requirements, we hereby announce the following transactions in securities of Sasol by a director of Sasol and a director of a major subsidiary of Sasol:

Director
I N Mkhize
Subsidiary
Sasol Limited
Date transaction effected
20 September 2013
Number of shares
1000
Class of shares
Ordinary no par value
Nature of transaction
Sale of shares on-market
Selling price per share
R478,27
Total value of sale
transaction
R478 270,00
Nature and extent of
director's interest

Direct beneficial
Clearance given in terms of
paragraph 3.66

Yes


Director
A Cameron
Subsidiary
Sasol Oil (Pty) Ltd
Date transaction effected
20 September 2013
Option offer date
15 September 2005
Option offer price
R218,00
Exercise date
20 September 2013
Exercise price
R477,09
Number of shares
5 800
Total value
Not applicable as no purchase or
sale has taken place
Class of shares
Ordinary no par value
Nature of transaction
Exercise of share options
Nature and extent of
Director's interest
Direct beneficial
Clearance given in terms of
paragraph 3.66
Yes
Director
A Cameron
Subsidiary
Sasol Oil (Pty) Ltd
Date transaction effected
20 September 2013
Option offer date
08 June 2006
Option offer price
R238,20
Exercise date
20 September 2013
Exercise price
R477,09
Number of shares
5 300
Total value
Not applicable as no purchase or
sale has taken place
Class of shares
Ordinary no par value
Nature of transaction
Exercise of share options
Nature and extent of
Director's interest
Direct beneficial
Clearance given in terms of
paragraph 3.66
Yes

23 September 2013
Johannesburg

Sponsor: Deutsche Securities (SA) Proprietary Limited


Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:     JSE: SOL	 NYSE: SSL
Sasol Ordinary ISIN codes:      ZAE000006896  US8038663006
Sasol BEE Ordinary Share code:  JSE: SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
("Sasol" or "the Company")

DEALINGS IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF
SASOL

In compliance with paragraph 3.63 - 3.66 of the JSE Limited
Listings Requirements, we hereby announce the following transactions in securities of Sasol by a director of a major subsidiary of Sasol:

Director
A Cameron
Subsidiaries
Sasol Oil (Pty) Ltd
Date transaction effected
23 September 2013
Option offer date
15 September 2005
Option offer price
R218,00
Exercise date
20 September 2013
Exercise price
R477,09
Number of shares
5 800
Class of shares
Ordinary no par value
Nature of transaction
Sale of shares on-market pursuant to
implementation of options
Selling price per share
R480,00
Total value of sale
transaction
R2 784 000,00
Nature and extent of
director's interest
Direct beneficial
Clearance given in terms of
paragraph 3.66

Yes

Director
A Cameron
Subsidiaries
Sasol Oil (Pty) Ltd
Date transaction effected
23 September 2013
Option offer date
08 June 2006
Option offer price
R238,20
Exercise date
20 September 2013
Exercise price
R477,09
Number of shares
5 300
Class of shares
Ordinary no par value
Nature of transaction
Sale of shares on-market pursuant to
implementation of options
Selling price per share
R480,00
Total value of sale
transaction
R2 544 000,00
Nature and extent of
director's interest
Direct beneficial
Clearance given in terms of
paragraph 3.66

Yes


25 September 2013
Johannesburg

Sponsor: Deutsche Securities (SA) Proprietary Limited


Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:     JSE: SOL	 NYSE: SSL
Sasol Ordinary ISIN codes:      ZAE000006896  US8038663006
Sasol BEE Ordinary Share code:  JSE: SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
("Sasol" or "the Company")

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF
SASOL

In compliance with paragraph 3.63 - 3.66 of the JSE Limited
Listings Requirements, we hereby announce the following transaction in securities of Sasol by a director of a major subsidiary of Sasol:

Director
A de Klerk
Subsidiary
Sasol Synfuels (Pty)Ltd
Date transaction effected
25 September 2013
Option offer date
14 September 2006
Option offer price
R232,38
Exercise date
13 October 2008
Exercise price
R260,00
Number of shares
3 900
Exercise date
11 August 2011
Exercise price
R307,01
Number of shares
7 800
Class of shares
Ordinary no par value
Nature of transaction
Purchase of shares off-market
pursuant to implementation of
options
Total value of purchase
transaction

R2 718 846,00
Nature and extent of
director's interest

Direct beneficial
Clearance given in terms of
paragraph 3.66

Yes

26 September 2013
Johannesburg

Sponsor: Deutsche Securities (SA) Proprietary Limited






SIGNATURE

Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: September 30, 2013		By: 	/s/ V D Kahla
					Name: 	Vuyo Dominic Kahla
					Title: 	Company Secretary